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                                     Filed by:  Circle International Group, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and
                                        deemed filed pursuant to Rules 14a-12 of
                                             the Securities Exchange Act of 1934

                              Subject Company:  Circle International Group, Inc.
                                                    Commission File No.:  0-8664

                                                     Subject Company:  EGL, Inc.
                                                    Commission File No.: 0-27288

EMPLOYEE COMMUNICATION

                              CIRCLE - EAGLE MERGER
                              QUESTIONS AND ANSWERS

                                  July 31, 2000

Over the past three weeks, we have had good feedback from the field with questions about the proposed merger of Eagle and Circle. As you might imagine, at this early juncture there are many issues about the merger that are under discussion. Integration teams are being formed and plans are being considered.

While we don't have answers to every question, we have picked the most asked questions, and provided responses to the level of detail we can at this point. Many specific questions regarding benefits plans, personnel and compensation policies, the future structure of the combined companies, how we will operate, etc., will be answered as the merger moves to completion and formal integration plans are finalized. We'll update you with more information as it becomes available.

In the meantime, following is a Q&A with information and clarifications we're able to provide at this point.

WILL THE MERGER RESULT IN LAY-OFFS? IF SO, HOW MANY?

One of the attractive aspects of this merger is the relatively limited redundancy between the operations of the two companies. Our goal is to maintain and grow the customer base of both companies - and to build additional business by leveraging the complementary strengths of the two companies. Consequently, we anticipate that there will be new and expanded opportunities for the employees of both companies. Except for Circle's headquarters staff, we expect to maintain as many employees as possible.

WHO IS ON THE INTEGRATION TEAM?

It will be a small group of senior managers from each company. The leader will be Kim Wertheimer. There will also be sub-groups of other managers who will be assigned to specific projects that come out of the overall integration plan. We expect these plans and teams to be formalized soon.


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WHERE WILL THE COMPANY'S CORPORATE OFFICE BE LOCATED?

The new combined company's corporate office will be located in Houston, Texas. A transition plan will be communicated in the near future. Circle's San Francisco headquarters office is expected to remain open at least through the end of the year, to ensure effective transition.

WHAT WILL HAPPEN TO THE EMPLOYEES AT CIRCLE'S CORPORATE OFFICE?

They are essential to a smooth transition and are necessary to help the company complete the integration period. During the course of the integration, some positions will be offered relocation to the new corporate headquarters in Houston. Those who will not be moving to Houston will be provided a transition package in recognition of their continued support of the company during the integration process, and to assist them in the transition of their own careers.

WILL THERE BE EARLY RETIREMENT PACKAGES AVAILABLE?

Early retirement packages are generally offered by companies that are anticipating a reduction in their workforce. The merger of Eagle and Circle does not anticipate an overall workforce reduction. There won't be any early retirement packages as part of the integration and transition plan.

WHAT HAPPENS TO OUR BENEFITS? WILL WE GO ON THE EAGLE PLAN OR STAY ON CIRCLE'S? HOW WILL YOU RECONCILE DIFFERENCES BETWEEN THE TWO PLANS?

For the time being, EGL and Circle employees will maintain their current benefits. As the integration proceeds, benefits issues will be addressed by the integration team. Our goal will be to provide a market-competitive benefits package that meets the needs of both Circle and Eagle employees and their families. One of the positives of the merger is that it will give the combined company more "critical mass" in terms of group benefit plan choices and design.

WHAT HAPPENS TO OUR 401(k) PLAN? WILL IT BE ROLLED INTO EAGLE'S? WITH THE ACQUISITION, DO THE CURRENT 401(k) CIRCLE SHARES VEST IMMEDIATELY UPON COMPLETION OF THE MERGER? DO I HAVE TO REAPPLY OR SIGN UP AGAIN FOR THE 401(k)? SAME QUESTION FOR THE EMPLOYEE STOCK PURCHASE PLAN.

The Circle 401(k) plan will continue for the immediate future. Circle's 401(k) plan does not provide for accelerated vesting in a merger situation. As we work out the details of these and other benefits following the merger, full and complete communications will be provided to all employees.

The Circle employee stock purchase plan will continue through its current cycle. Eagle in the USA currently has an employee stock purchase plan in place which is very similar to Circle's.

DOES MY SENIORITY, OR SERVICE START DATE CHANGE AS A RESULT OF THE MERGER?

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No. Your service start date remains unchanged.

WILL WE HAVE TO REAPPLY OR INTERVIEW WITH EAGLE ONCE THE ACQUISITION IS
COMPLETED.

No. The only interviewing required will be if an employee chooses to pursue a new opportunity within the combined company.

DOES EAGLE HAVE A QUALITY PROGRAM?

Yes, their quality management system is ISO-certified in most of their USA locations.

WILL THE CIRCLE INCENTIVE PLAN FOR 2000 CHANGE?

No, the Circle incentive plan will remain intact for 2000.

WILL EAGLE'S SALES PROGRAM REPLACE CIRCLE'S?

The goal of the integration team is to look at every aspect of our business, and develop plans and strategies intended to maximize the best of both companies in a combined organization once the transaction is completed. Eagle is known for its strong sales-focused culture. Circle has invested significantly to improve its sales operations over the past two years. Eagle has excellent domestic sales growth. Circle has international sales expertise. The two are expected to be complementary and provide additional opportunities for sales success. Sales plans in the post-merger environment are expected to be supported with proper resources and focused on rapid growth of profitable new business. There also is significant potential to cross-sell each company's customer base. So, the opportunities for aggressive and rewarding sales careers are anticipated to be bright in the combined company.

HOW WILL THE MANAGEMENT TEAM CHANGE?

An Integration Team made up of equal numbers of managers from both companies is being planned to address the overall issue of management structure as a combined organization. As a merged organization, the intent is to deploy the most appropriate and qualified resources to manage the combined company going forward. The expanded service capabilities of the new combined company are expected to provide new challenges and greater career opportunities.

WHO WILL BE PRESIDENT OF THE NEW COMPANY?

Upon successful completion of the merger, Jim Crane is to assume the role of Chairman and CEO of the combined companies. Peter Gibert is to become a member of the board of directors of the combined company.

WHEN WILL THE ACQUISITION BE COMPLETE?


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The process is underway to obtain the appropriate regulatory approvals, and the approval of both Eagle and Circle shareholders. We currently expect the transaction to be completed sometime in late September this year.

HOW WILL THIS AFFECT THE INDUSTRY?

This transaction is expected to create a combined organization that will be a formidable competitor with industry-leading service capabilities. With the industry continuing to consolidate, customers want single-source companies with a full global infrastructure, and a complete menu of domestic and international logistics services. Increasingly, market trends indicate that it will become more difficult for smaller companies to compete. Together, Circle and Eagle are expected to be well positioned with a comprehensive package of integrated domestic and global transportation services, logistics and supply chain management and customs brokerage services. The two concerns bring together a unique mixture of complementary strengths. As a combined company, Circle/Eagle is expected to provide substantial competitive advantage unavailable from other non-asset based forwarders.

WHAT ABOUT AN OVERLAP IN FACILITIES?

One of the tasks of the integration team will be to evaluate our infrastructure and determine where it makes sense to consolidate physical facilities. These plans will need to be formalized, and at the appropriate time, communicated to employees. Where it is the proper business decision to do so, facility consolidations will be handled in an orderly manner.

WHAT ABOUT OVERLAP AND INTEGRATION OF IT SYSTEMS?

Again, the integration team is intended to have a sub-group of Eagle and Circle employees charged with evaluating our systems and determining the necessary steps to integrate our IT resources into a common platform. The goal of the effort is to create, in the post-merger organization, a combination of systems supporting efficient operations and superior resources to properly manage and operate each segment of the business, maintain consistent quality service for customers, and provide employees with effective technology tools to perform in their jobs.

It is anticipated that Eagle's systems will become the principal platform. It is also anticipated that some current Circle operating systems may be utilized by the post-merger company. As the details of the systems integration plan are worked out, these will be communicated to employees.

Overall, the opportunity to combine the improved IT resources from Circle's initiatives with EGL's proven platform will position the merged organization with a true single global IT system. It is expected to represent a major competitive advantage, particularly in the international arena.

WHAT SYSTEMS WILL BE USED FOR OCEAN AND BROKERAGE, AND WHAT FOR AIR OPERATIONS? HOW ABOUT WAREHOUSING, LOGISTICS AND INVENTORY MANAGEMENT?

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The systems integration team is being charged with making that evaluation and recommending the best course of action. Again, the intended goal is to provide systems in the combined company that are flexible and expandable, help our employees deliver the highest quality product possible, and respond effectively to our customers' needs for timely, accurate and through information. It may be that some applications running today at Circle, such as the customs brokerage operating system, prove to be more appropriate for the merged organization. In a case such as this, the Circle application would be the operating system of choice in the combined company.

Importantly, where we have made a commitment to a customer that we will deploy a specific technology solution, we will continue to operate and support that solution until a replacement is found that offers improvement and better value to the customer.

WILL THE NEW COMBINED COMPANY RETAIN THE CURRENT CORE SERVICES OF BOTH CIRCLE AND EAGLE?

Yes. Our services are very complementary. The combination allows us to offer our clients a broader range of products through a single "one-stop shop".

WHAT'S THE BENEFIT FOR CUSTOMERS?

As mentioned before, Circle and EGL have strengths, skills and core competencies that complement each other. There is little overlap of product lines and customer bases. Circle's international transportation network, customs brokerage expertise and logistics volumes complement EGL's strength in the USA with its primary business lines of domestic P&D, line-haul and freight forwarding operations. Both companies are expected to be able to cross sell to each other's customers and provide a more complete and efficient service package. Customers want a single source provider for logistics and transportation. Circle/EGL combined are anticipated to bring a superior capability to meet those needs both domestically and internationally.

WHAT IS THE FINANCIAL IMPACT OF THIS ACQUISITION TO THE BOTTOM LINE?

We anticipate that this transaction will be accounted for as a pooling of interests. The revenues of the new company are expected to exceed $1.5 billion.

WILL THE COMPANY HAVE TO ADD DEBT?

No additional long-term debt is anticipated as a result of the transaction.

WHAT ARE THE FINANCIAL BENEFITS OF THE TRANSACTION?

Some of the anticipated benefits include: better market capitalization and improved liquidity, a strong balance sheet, good cash flow, and opportunity for substantial earnings growth. For EGL, there is the additional factor that capital expenditures previously intended to build an international infrastructure, can now be considered for other uses, particularly in the IT area for platform development, and effective systems integration. Ultimately, the combined company intends to deploy superior IT resources


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capable of leveraging the flexibility of the Internet and e-commerce tools on a global scale unlike any competitor.

WHAT ARE THE BENEFITS OF THE MERGER TO THE EMPLOYEES?

Employees can expect to be part of a stronger company with a more complete service offering and a larger client base from which to grow. It's anticipated that broader career opportunities will become available for those who want to expand their overall knowledge and skills in the logistics business. Circle/EGL are expected to emerge as a recognized leader in both international and domestic heavyweight forwarding and logistics. There is substantial potential for the combined organization to grow its revenues and profits, which translates into greater security and potential financial reward for employees.

HOW DRAMATICALLY WILL THE EMPLOYEE ENVIRONMENT CHANGE?

Of course, the new organization will be much larger than the two companies separately - and this is anticipated to be beneficial to employees. We intend to immediately set to the task of integrating the two companies - with a focus on collaborative work relationships that will benefit the employees and the current customers of both companies, while attracting new customers.

We will continue our strong emphasis on outstanding customer service. We will be able to offer a more comprehensive package of services to customers and as employees we will have the opportunity to learn different areas of logistics and transportation services. We think this will be a very exciting and rewarding time for all employees. Again, complementary strengths contribute to the value of this combination. Circle is known for its strong operations and extensive international expertise while EGL has a reputation as an excellent marketing company and one of the fastest-growing and most successful domestic freight forwarders in North America. Both have reputations for excellent service.

WHAT WILL THE COMPANY BE NAMED?

Following the completion of the merger and system integration, the company's name and branding in the market will transition to EGL Eagle Global Logistics. This will occur over time, first in the USA to ensure there is a single brand recognized by customers and to avoid confusion. It will take place overseas over a longer period of time.

WILL THE FOREIGN AND DOMESTIC SERVICES BE INCORPORATED, OR STAY SEPARATED?

The operational structure and its future design is one of the tasks for the integration team. For the time being, there will be no changes to the current operating structures of both companies. Once the integration is completed, however, it only makes sense to offer our customers integrated domestic and international services - where the customer desires a combined approach.

It also makes sense to leverage the assets and operations of the two companies where capacity is available. Circle has a significant amount of freight in the USA that moves

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between gateways, and from gateways to origin or destination USA cities.
Typically, this traffic is handled by outside cartage agents and for-hire trucking companies. That traffic is ideal for the EGL's domestic infrastructure, which has dedicated pickup and delivery and line-haul networks. Conversely, where Eagle today is picking up international shipments and tendering them directly to airlines, that freight could be transitioned to Circle into our gateway network to improve load factor and yields on our consolidations. Both of these are excellent opportunities to gain operating synergies, improve service and reduce costs.

WHAT CAN EMPLOYEES OF CIRCLE EXPECT FROM THIS FAIRLY YOUNG COMPANY?

Circle employees can expect to be part of a combined organization with an aggressive vision of the future, a desire to excel and reward people for superior performance, and the drive to achieve strong financial results that support the vision. EGL and Circle both consider employees our greatest asset. We offer the customer a knowledge base, expertise and experience reflecting the best and brightest logistics professionals in the domestic and international arenas. Together, we will form what will soon be recognized as a global logistics company that has no equal in our industry.

WILL THE COMPANY REMAIN NON-ASSET BASED?

Yes. Both Circle and Eagle operate on the non-asset-based business model. This principle will remain the same.

WHAT IS MANAGEMENT DOING TO PROVIDE EMPLOYEES WITH A SMOOTH TRANSITION?

Employees will be provided with ongoing communications explaining the terms of the agreement, progress towards the completion of the merger and integration plans. Since both Eagle and Circle are publicly traded companies, regular information and disclosures about the merger are filed with the Securities and Exchange Commission. These filings are available to the public and can be viewed at the SEC's web site, www.sec.gov.

In addition, fact sheets on various issues of the merger, and regular information updates are expected to be published on both companies web sites.

WHERE CAN EMPLOYEES GO TO GET ANSWERS TO INDIVIDUAL QUESTIONS?

All questions will be answered to the best of management's abilities with information considered to be accurate at the time. Please understand that some questions may not be answerable in the weeks prior to the approval of the merger by regulatory authorities, and both companies' shareholders. But as we move through the merger and integration process, more answers will be available and communicated to all employees.

If your local manager is unable to answer specific questions - you can send your question to the e-mail question box at Circle: HUMAN.RESOURCES@CIRCLEINTL.COM


FORWARD LOOKING STATEMENT AND INVESTOR NOTICE

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Except for historical information contained herein, the matters set forth in this document are forward-looking statements that are dependent on certain risks and uncertainties, including, but not limited to, such factors as dependence on international trade and worldwide economic conditions, severe economic conditions in certain regions serviced by the Company, market demand, pricing risks associated with operations outside the U.S., currency fluctuations, competitive pressures, imbalances of capacity and demand in certain trade lanes and service areas, the Company's ability to integrate successfully businesses that it acquires, the increasing complexity of the Company's information technology, the effect of the Company's accounting policies, and other risk factors detailed in the Company's SEC filings.

The statements in this employee communication regarding the expected date of closing of the merger, future financial and operating results, target growth rates, benefits of the merger, tax and accounting treatment of the merger, future opportunities and any other effect, result or aspect of the proposed transaction and any other statements, which are not historical facts, are forward looking statements. Such statements involve risks and uncertainties, including, but not limited to, costs and difficulties related to the integration of acquired businesses, costs, delays, and any other difficulties related to the merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulation, future financial and operational results, competition, general economic conditions, ability to manage and continue growth, risks of international operations and other factors detailed in EGL's and Circle's Forms 10-K and other filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

EGL plans to file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-4. In the connection with the merger, EGL and Circle expect to mail a joint proxy statement/prospectus, which will be part of the registration statement, to shareholders of EGL and Circle containing information about the merger. Shareholders of EGL and Circle are urged to read the joint proxy statement/prospectus included in the registration statements when it is filed and any other relevant documents filed with the SEC. The joint proxy statement/prospectus will contain important information about EGL, Circle, the merger, the persons soliciting proxies related to the merger, and related matters that should be considered by shareholders before making any decision regarding the merger and related transactions. Once they are filed with the SEC, the registration statement, joint proxy statement prospectus and other documents will be available free of charge on the SEC's web site at www.sec.gov and from the EGL and Circle contacts listed in the documents. In addition to the registration statement and the joint proxy statement/prospectus, EGL and Circle file annual, quarterly and special reports, proxy statements and other information with the SEC that are also available free of charge at the SEC's web site and from EGL and Circle.

In addition, the identity of the people who, under SEC rules, may be considered "participants in the solicitation" of EGL shareholders and Circle shareholders in connection with the proposed merger, and any description of their interests, is available in an SEC filing under Schedule 14A made by both EGL and Circle on July 3, 2000.

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